CleanCore Solutions, Inc.

5920 South 11th Circle, Suite 2

Omaha, NE 68137

January 9, 2024

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Industrial Applications and Services

100 F Street, N.E.
Washington, DC. 20549

Attn:	Jeanne Bennett
Brian Cascio
Nicholas O’Leary
Lauren Nguyen

Re:	CleanCore Solutions, Inc.
Amendment No.1 to Registration Statement on Form S-1
Filed November 29, 2023
File No. 333-274928

Ladies and Gentlemen:

We hereby submit the responses of CleanCore Solutions, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) set forth in the Staff’s letter, dated December 12, 2023, providing the Staff’s comments with respect to the Company’s Registration Statement on Form S-1 (as amended, the “Registration Statement”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company.  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Amendment No. 1 to Registration Statement on Form S-1 filed November 29, 2023

Cover Page

1.	We note your response to prior comment 2 and we reissue in part. Please revise the public offering prospectus cover page to disclose the information on the resale offering.

Response: We have revised the public offering prospectus cover page to include information about the resale offering. The Company further advises the Staff that the selling stockholders will not be using the underwriters for the initial public offering in connection with the resale of the shares to be registered. In addition, the shares to be offered in the resale offering will consist of outstanding shares of Company’s class B common stock held by the selling stockholders and will not be purchased by the selling stockholders in the initial public offering.

Prospectus Summary, page 1

2.	We note your updated disclosures for the quarter ended September 30, 2023. Please revise your summary section to include balanced disclosures to disclose that you have incurred losses since your inception and continue to incur net losses. Please also update the risk factors on page 13.

Response: We have revised the Registration Statement in accordance with the Staff’s comment.

Condensed Statement of Operations, page F-4

3.	We note that the net loss per share for the current period does not agree with the net loss per share in Note 11 on page F-18. Please explain this difference to us and make any necessary revisions.

Response: We have reconciled the difference, and the number on Note 11 is correct. We have revised the Registration Statement in accordance with the Staff’s comment.

Statement of Stockholders’ Equity (Deficit), page F-5

4.	We note that the Class B common Stock amount at 9/30/2023 does not agree with your balance sheet. Please make the necessary revisions.

Response: We have revised the Registration Statement in accordance with the Staff’s comment.

Condensed Statements of Cash Flows, page F-6

5.	We note that the net loss for the comparable period does not agree with the amount in your Statement of Operations. Please make the necessary revisions.

Response: We have revised the Registration Statement in accordance with the Staff’s comment.

Sincerely,

CleanCore Solutions, Inc.

By:	/s/ Matthew Atkinson
Matthew Atkinson
Chief Executive Officer

cc: Louis A. Bevilacqua, Esq.